TERRITORY OF THE BRITISH VIRGIN ISLANDS
BVI BUSINESS COMPANIES ACT, 2004

866FF4A4D0

CERTIFICATE OF CHANGE OF NAME
(Section 21)

The REGISTRAR OF CORPORATE AFFAIRS of the British Virgin Islands HEREBY CERTIFIES that, pursuant to the BVI Business Companies Act, 2004, all the requirements of the Act in respect of a change of name having been complied with

AlphaTON Capital Corp

BVI COMPANY NUMBER **1784969**

which was continued in the British Virgin Islands under the BVI Business Companies Act, 2004, on the 5th day of July, 2013 has changed its name to

Alpha Compute Corp

this 14th day of April, 2026.

REGISTRAR OF CORPORATE AFFAIRS BVI FINANCIAL SERVICES COMMISSION FSC

Myron W. Stevens

for **REGISTRAR OF CORPORATE AFFAIRS**
14th day of April, 2026